Annual Stockholder Meeting Results:

The Fund held a meeting of stockholders on July 17, 2013. Stockholders voted as indicated below:


								    Withheld
						  Affirmative 	    Authority

Re-election of James A. Jacobson-Class I
to serve until the annual meeting for the
2016-2017 fiscal year 		  		34,798,646	     1,043,203

Re-election of William B. Ogden, IV-Class I
to serve until the annual meeting for the
2016-2017 fiscal year		  		34,790,961	     1,050,888

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, Hans W. Kertess, John
C. Maney* and Alan Rappaport continued to serve as Directors of the Fund.

+ Interested Director